ALLIED GOLD LIMITED

16 July 2008

The Manager
Australian Stock Exchange Limited
Level 4
20 Bridge Street
Sydney, NSW 2000

Dear Sir

DIRECTOR RESIGNATION

Allied Gold Limited (Allied) advises that Mr Jeffrey Moore has resigned as a Director of the Company due to other pressing commitments.

The Board of Allied would like to express its gratitude to Mr Moore for his long serving and dedicated contribution to the development of the Company's operations.

The Board wishes him success in his future endeavours.

Yours faithfully

Peter Torre
Company Secretary

Unit 14, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4575 Email: info@alliedgold.com.au
www.alliedgold.com.au